Sevcon Inc
155 Northboro Rd
Southborough, MA 01772
U.S.A.

Tel ..               +1 (508) 281 5500
Fax               +1 (508) 281 5341

www.sevcon.com

March 27, 2008

Kevin L. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Tech/Ops Sevcon, Inc.
Form 10-K for the fiscal year ended September 30, 2007
Filed December 27, 2007
File No. 1-9789

Dear Mr. Vaughn:

This responds to your letter of February 28, 2008 to Matthew Boyle regarding the Form 10-K referred to above filing by Tech/Ops Sevcon, Inc. (the “Company”).

For convenience, each of your comments is restated below, followed by our response.

Form 10-K for the fiscal year ended September 30, 2007

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 13

Foreign Currency Risk, page 13

1.
Please refer to prior comment 3 from our letter dated January 31, 2005 and your response dated February 14, 2005. While we note that your subsequent Forms 10-Q include the requested disclosure regarding your foreign currency exchange rate market risk, we do not see where you have included the requested disclosure in your Form 10-K for the year ended September 30, 2007. Please revise future Forms 10-K to include quantitative information in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

The Company will provide the requested disclosure in future filings.

2.
Please refer to prior comment 4 from our letter dated January 31, 2005 and your response dated February 14, 2005. While we note that you have made the requested revisions in your Forms 10-Q, it does not appear that you have made the requested revision in the Form 10-K. We note that you continue to reference Note (1)J. of the financial statements. Consistent with our prior comment, please note the guidance in General Instruction No. 6 to paragraphs 305(a) and 305(b) of Regulation S-K which clearly states that you should present all the information called for by the item outside of the financial statements. Please confirm that you will comply with that guidance in all of your future filings.

The Company will comply with that guidance in future filings.

Note (8) Segment Information, page 28

3.
Please refer to prior comment 13 from our letter dated January 31, 2005 and your response dated February 14, 2005. While we note that you have provided the disclosures required by paragraph 37 of SFAS 131 in your subsequent Forms 10-Q, it does not appear that you have provided these disclosures in this Form 10-K. As such, please revise future filings to report revenues for each product or each group of similar products. See paragraph 37 of SFAS 131.

The Company will provide the requested disclosure in future filings.

In connection with this letter, as requested, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further comments regarding this letter to me at the above address or contact me directly by telephone at 011 44 191 497 9103 or by email at paul.farquhar@sevcon.com.

Very truly yours,

/s/ Paul N. Farquhar

Paul N. Farquhar
Vice President and Chief Financial Officer

cc: Matthew Boyle, Chief Executive Officer